

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP: 3561

April 5, 2016

Via E-mail
Ruben Ricardo Vasquez
Oroplata Resources, Inc.
#5 Calle Gregorio de Lora
Puerto Plata, Dominican Republic 80071

> **Re:** **Oroplata Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2015**
> **Response Dated March 30, 2016**
> **File No. 000-55088**

Dear Mr. Vasquez:

We have reviewed your March 30, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 23, 2016 letter.

1. We note you did not respond to our request to provide a written statement from your company acknowledging that:

   - Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   - The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please provide a written statement acknowledging the above bullet points in your response to this letter.

2.   Please submit as correspondence on EDGAR your response letter dated March 1, 2016 requesting additional time to respond to our comments.

Please contact George K. Schuler, Mining Engineer at (202) 551-3718 or me at (202) 551-3795 with any questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining